Amarc Resources Ltd.	Newton Gold Corp.
1040 West Georgia Street, 15th Floor	Suite 400 - 409 Granville Street
Vancouver, BC	Vancouver, BC
Canada V6E 4H1	Canada, V6C 1T2
Tel 604 684·6365	Tel 604 678 – 2531
www.amarcresources.com	www.newtongold.com

NEWTON JOINT VENTURE AGREEMENT EXECUTED

July 13, 2011 - Vancouver, BC – Amarc Resources Ltd. (“Amarc”) (TSX.V: AHR; OTCBB: AXREF) and Newton Gold Corp. (“Newton Gold”)(TSX.V:NWG) are pleased to announce that the companies have entered into a Joint Venture Agreement (“JV Agreement”) to further explore the Newton property, located in south-central British Columbia. Amarc has earned an 80% interest in an expanded Newton property by funding $5 million dollars in exploration expenditures.

The companies have also agreed to incorporate adjacent mineral claims into the JV Agreement, resulting in a project area totaling 284 mineral claims and approximately 1,480 square kilometres. A property location map is posted on Amarc's website at http://www.amarcresources.com/ahr/MapsFigures.asp. Amarc will continue to be the operator of the property.

The Newton Joint Venture property holds significant potential for the discovery and development of epithermal gold and gold-copper porphyry type deposits. It is located some 100 kilometres southwest of the City of Williams Lake in a region characterized by subdued topography favourable for development. The district is well-served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines and late-stage development projects in the region.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with Hunter Dickinson Inc. (HDI) – a diversified, global mine development company with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Newton Gold Corp. is a British Columbia focused exploration company with two advanced exploration projects. The Company has an experienced management team with a growth strategy to develop a diversified portfolio of mining projects that can be taken into production. The company's main objective is to add shareholder value through efficient exploration, strategic acquisitions and joint ventures, and effective marketing while maintaining a lower risk profile through project diversification and sound financial management.

ON BEHALF OF THE BOARDS

Ronald W. Thiessen	Mark A. McLeary
President & CEO	President & CEO
Amarc Resources Ltd.	Newton Gold Corp.

For further information:
Amarc Resources Ltd.	Newton Gold Corp.
Tel: 604 684·6365	Tel 604 678 – 2531
Toll Free 1 800 667·2114	www.newtongold.com
www.amarcresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Amarc Resources Ltd., investors should review the Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For further information on Newton Gold Corp., see Newton Gold’s filings on www.sedar.com.